September 16, 2005	WRITER’S DIRECT NUMBER: (317) 236-2289
DIRECT FAX: (317) 592-4666
INTERNET: Stephen.Hackman@icemiller.com

VIA EDGAR AND COURIER

Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:                             Obsidian Enterprises, Inc.

Schedule 13E-3 Filed by the Filing Persons on July 7, 2005

File No. 5-40250

Dear Ms. Long:

On behalf of our client, Obsidian Enterprises, Inc. (the “Company”), this letter responds to the Staff’s comments on the above-referenced filing (the “Schedule 13E-3”) provided to Timothy S. Durham by letter dated August 4, 2005.  For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff’s comment letter.  The Staff’s comments are in bold.  Also enclosed is a copy of Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”).  Unless otherwise noted below, the Staff’s comments have been addressed in Amendment No. 1.  The page numbers in this letter refer to the respective pages of Amendment No. 1.

Form 13E-3 filed July 7, 2005

General

1.                                      We note that the Filing Persons intend to approach Obsidian security holders in an effort to purchase an additional 12.71% of Obsidian shares so that they may affect a short form merger.  The consideration for these purchases would be at $1.85 per share in cash or Black Rock shares in an equivalent amount.  It is unclear how you have determined that these actions would not be a tender offer.  Note that a tender offer, among other things, would have to be made to all holders of the Obsidian shares, would have to be held open for at least 20 days and would otherwise have to comply with Regulations 14D and 14E.  Please supplementally provide your legal analysis why this does not constitute a tender offer, or revise the terms of Black Rock’s proposed acquisition of additional shares to comply with the tender offer rules and to provide all of the information required by Item 1004(a)(1) of Regulation M-A and the remainder of Schedule TO.  Note as well the requirement to file a Schedule TO upon the first public announcement of the offer.  See Rule l4d-2 and General Instruction D.3 to Schedule 13E-3.  You may combine your Schedule 13E-3 with Schedule TO.  See General Instruction J to Schedule TO.

The Filing Persons supplementally advise the Staff that, for the reasons stated herein, the solicitation of shares by the Filing Persons as described in the Schedule 13E-3 is not a tender offer.  The term “tender offer” is not defined in either Rule 13E-4 or the Securities Exchange Act of 1934 (the “Exchange Act”). In Wellman v. Dickinson,(1) the court listed seven(2) elements suggested by the Staff as being characteristic of a “tender offer.”  These factors apply to the transaction being proposed by the Filing Persons as follows:

1.               There is active and widespread solicitation of public stockholders for the shares of an issuer.

There is not active and widespread solicitation of public stockholders, as the Filing Persons intend to cause Black Rock Acquisition to offer to purchase only the shares of Obsidian common stock held by a total of seven predetermined stockholders.  These seven stockholders were selected based on either the size of their holdings of Obsidian common stock, on their insider relationship with Obsidian or a long-standing business relationship with Tim Durham.

2.               The solicitation is made for a substantial percentage of the issuer’s stock.

The solicitation is not being made for a substantial percentage of Obsidian common stock.  The Filing Persons are seeking to acquire 12.71% of the outstanding shares of Obsidian common stock.  No case considering this factor has concluded that such a low percentage is “substantial.”  Rather, seeking at least 20% of the outstanding shares of a target appears to be the lowest threshold for purposes of a tender offer.(3)

3.               The offer to purchase is made at a premium over the prevailing market price.

The solicitation made by the Filing Persons in connection with the transaction does offer a premium over the prevailing market price.

4.               The terms of the offer are firm rather than negotiable.

(1) Wellman  v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), aff'd 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983).

(2) An eight factor not enumerated by the court in Wellman, but often applied by courts in making a determination about whether or not a transaction is a tender offer is whether a public announcement of a purchasing program concerning the target company preceded or accompanied the rapid accumulation of large amounts of the target company's securities.  See Hanson Trust PLC v. SCM Corp., 774 F.2d 47 (2d Cir. 1985).  This factor will also be addressed by our analysis.

(3) See Clearfield Bank and Trust Company v. Omega Financial Corporation, 65 F. Supp. 2d (1999); see also SEC Request for Comments on Two-Tier Tender Offers, June 29, 1984.

The terms of Black Rock Acquisition’s offer to purchase shares of Obsidian common stock are firm and the Filing Persons do not intend to negotiate with individual sellers.

5.               The offer is contingent on the tender of a fixed number of shares, and maybe subject to a fixed maximum number to be purchased.

The offer by Black Rock Acquisition to purchase the shares of the seven stockholders is contingent on the aggregate purchase of 12.71%.  There will not be an escrow or other independent agent engaged to hold the shares until the closing.  Rather, if and when all of the seven stockholders holding 12.71% of the outstanding shares of Obsidian common stock who will be solicited to sell their shares to Black Rock Acquisition have agreed to sell such shares, there will be a single closing date on which all shares held by the Filing Persons and the other selling stockholders will be transferred to Black Rock.

6.               The offer is open only for a limited period of time.

There is no express time limitation on the offer, rather, it will remain open for as long as is necessary for Black Rock Acquisition to acquire the desired 12.71%.  Due to the fact that contacting these stockholders would be the first step in a 13E-3 transaction, the Filing Persons have not contacted these stockholders specifically with respect to making an offer to purchase shares of Obsidian common stock to Black Rock Acquisition.  In the event that each of these seven stockholders does not agree to sell its shares to Black Rock Acquisition, the Filing Persons will not be able to go forward with the transaction in its present form.  Although the Filing Persons believe that a going private transaction is in the best interests of the Company, no decision has been made with respect to whether or how they would proceed with pursuing such a transaction in the event that Black Rock Acquisition is unable to  obtain 90% of the outstanding shares of Obsidian common stock.

7.               The offeree is subjected to pressure to sell his stock.

The offerees are not subjected to any particular pressure to sell their stock in connection with this transaction.  In fact, as the disclosure document makes clear, should the offerees determine that the transaction does not offer a fair value for their shares or that they do not want to be stockholders in a private company, they can choose to withhold the sale of their shares and cause Black Rock Acquisition to be unable to obtain the 12.71% necessary for Black Rock Acquisition to become the 90% parent of Obsidian.

8.               Public announcements of a purchasing program concerning the target company precede or accompany a rapid accumulation of large amounts of the target company’s securities.

The Filing Persons already owns a vast majority of the outstanding shares of Obsidian common stock.  Any announcement that has been made (including the previously filed

Schedule 13D) did not precede or accompany a rapid accumulation of large amounts of Obsidian stock.  In addition, as discussed above, the Filing Persons only seek to purchase 12.71% of the outstanding shares of Obsidian common stock, a percentage generally treated by courts and the staff alike as too small to cause the solicitation to be treated as a tender offer.

In response to cases such as the current situation, where application of the Wellman factors to the facts at hand does not dispositvely determine whether or not a transaction is a tender offer, courts have modified the Wellman test.(4)  In Hanson Trust PLC v. SCM Corp.,(5) the court wrote:

Although many of the above-listed factors [referring to the Wellman factors] are relevant for purposes of determining whether a given solicitation amounts to a tender offer, the elevation of such a list to a mandatory “litmus test” appears to be both unwise and unnecessary. . . We prefer to be guided by the principle followed by the Supreme Court in deciding what transactions fall within the private offering exemption provided by §4(1) of the Securities Act of 1933, and by ourselves in Kennecott Copper in determining whether the Williams Act applies to private transactions.  That principle is simply to look to the statutory purpose.  In SEC v. Ralston Purina Co., 346 U.S. 199 (1953), the Court stated, ‘the applicability of §4(1) should turn on whether the particular class of persons affected need the protection of the Act.  An offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offer.’ Id., at 125, 73 S.Ct. at 984.  Similarly, since the purpose of §4(1) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a “tender offer” within the meaning of §14(d) turns on whether, viewing the transaction in the light of the totality of circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of that statute are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” (emphasis added)(6)

The thrust of the Hanson Trust reasoning is that a court will, based on the totality of the circumstances surrounding a proposed transaction, determine whether the stockholders affected by that transaction need the protection of the Act.  In doing so, the court noted

(4) See Clearfield Bank & Trust Company v. Omega Financial Corporation, 65 F.Supp. 2d 325 (D.Pa. 1999).

(5) Hanson Trust PLC v. SCM Corp., 774 F.2d 47 (2d. Cir. 1985).

(6) Hanson Trust at 57.

that the eight Wellman factors are “relevant for purposes of determining whether a given solicitation amounts to a tender offer.”(7)

The language of Hanson Trust clearly focuses on the purpose of the Williams Act to protect certain solicitees who are not sophisticated enough to make an informed decision.  It is important to note that, with one exception, the Filing Persons reasonably believe, and prior to any purchase will obtain a representation, that each of the stockholders that will be asked to sell their shares of Obsidian common stock to Black Rock Acquisition are “accredited investors” within the meaning of Rule 501(a)(1)(5) or (6) of the Securities Act of 1933 (the “Securities Act”).  The one stockholders who can not be deemed to be an accredited investor has served as a director of Obsidian since 2001.  The concept of an “accredited investor” was created as a safe harbor from certain registration requirements, because it applies to stockholders that are, by definition, capable of making a carefully considered appraisal of an offer.  It is clear by the rationale of courts discussed above that accredited investors are not the class of stockholders that the Williams Act was designed to protect.  Therefore, for the reasons stated herein, the solicitation of shares by the Filing Persons and/or Black Rock Acquisition in connection with the going private transaction is not believed to be a tender offer.

2.                                      In providing your analysis in response to comment 1, please tell us how Black Rock will seek to obtain additional shares.  For example, how will Black Rock decide who it will purchase shares from, and when will Black Rock contact these persons?  Will Black Rock have the ability to modify the terms of the offer, including the offer price and period?  Will there be an escrow or other independent agent that will hold the shares until the desired amount is obtained?  What will you do if Black Rock is unable to obtain enough shares to increase its ownership to 90%?  Please note that we may have additional comments after reviewing your response.

These issues are addressed in response to comment 1.

3.                                      Note that these purchases would be the first steps in a Rule 13E-3 transaction.  See Q&A No. 4 of Exchange Act Release No. 17719 (April 13, 1981).  As such, the Filing Persons must provide the information in the Schedule 13E-3 to any security holder from whom they wish to purchase Obsidian shares at least 30 days prior to the purchase.  See General Instruction D.4 of Schedule 13E-3.  In addition, note that the Filing Persons must amend the 13E-3 to reflect any material changes and with respect to each step in the series of Rule 13E-3 transactions.  See General Instruction D.5. of Schedule 13E-3 and Q&A No. 15 in Exchange Act Release No. 17719.

The Filing Persons supplementally advise the Staff that they intend to provide the information in the Schedule 13E-3 to all Obsidian stockholders 30 days prior to any

(7) Id.

purchase of shares of Obsidian common stock as described in the transaction statement.  Additionally, the Filing Persons will amend the Schedule13E-3 to reflect any material changes and with respect to each step in the series of Rule 13E-3 transactions.  The Filing Persons supplementally advise the Staff that they anticipate amending the Schedule 13E-3 only once, because Black Rock Acquisition will purchase all of the shares of Obsidian common stock on a single day.

4.                                      To the extent that Black Rock will issue its shares in exchange for shares of Obsidian, please tell us supplementally what consideration you have given to registering the shares under the Securities Act.  We may have additional comments upon review of your response.

The Filing Persons believe that Black Rock Acquisition will not be required to register its  common stock under the Securities Act in reliance upon the exemption from registration provided by Section 4(2) and/or Rule 506 of Regulation D of the Securities Act.  Offers and sales by an issuer that satisfy the conditions of Rule 506 are deemed to be transactions not involving any public offering with the meaning of Section 4(2).  The conditions to be met for such exemption are that there are no more than 35 purchasers of the securities from the issuer; all purchasers must be (or the issuer must reasonably believe them to be immediately prior to making the sale) an accredited investor or must have, either alone or with his purchaser representative, such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment; and if the issuer sells to any purchaser that is not an accredited investor, the purchaser must provide certain information to that investor in accordance with Rule 502(b)(1) and (2).  In total, and including the Filing Persons, Black Rock Acquisition will be issuing its stock to a maximum of 14 people, or, calculating this number in accordance with  Rule 501(e), only a maximum of one possible purchaser due to the fact that there is one non-accredited investor that the Filing Persons intend to approach with regard to a possible sale of this person’s shares of Obsidian common stock to Black Rock Acquisition.  Due to their desire to rely on Rule 506 without being required to produce the disclosure document required by Rule 502(b), the Filing Persons intend to request that this stockholder sell his shares to Black Rock Acquisition in exchange for cash, rather than for shares of Black Rock Acquisition.  This potentially non-accredited seller of Obsidian common stock has served as a director of Obsidian since 2001.

Additionally, in compliance with Rule 502(d), shares of Black Rock Acquisition will be restricted and Black Rock Acquisition will exercise reasonable care to assure that any purchaser of Black Rock Acquisition shares is not an underwriter within the meaning of Section 2(11) of the Securities Act by requiring all purchasers to represent and warrant that they have acquired the shares of Black Rock common stock for themselves, disclosing in writing to each purchaser prior to the sale that the securities have not been registered and cannot be resold without either registration or an exemption from registration, and, to the extent share certificates are issued for Black Rock common stock, placing a restrictive legend on such certificates setting forth the restrictions on transferability and sale.  Finally, Black Rock Acquisition will comply with the notice provisions of Rule 503 of Regulation D by filing a Form D.

As noted in the instructions to Regulation D, Black Rock Acquisition’s attempt to comply with Rule 506 in order to claim an exemption from registration under Section 5 is not exclusive and Black Rock Acquisition may also claim an exemption pursuant to Section 4(2).  Pursuant to the decision of the United States Supreme Court in Securities and Exchange Commission v. Ralston Purina Co(8), an issuer that has made a private placement is entitled to an exemption under Section 4(2) if it can show that there existed no practical need for the application of Section 5 of the Securities Act to its securities transaction.  Four factors have emerged as the primary considerations in determining whether a public offering is involved under Ralston Purina: the number of offerees and their relationship to each other and to the issuer; the number of units offered; the size of the offering; and the manner of the offering.(9)  The number of offerees and their relationship to each other and the issuer has been discussed in response to comment 1 and above in this response to comment 4 in our discussion of the application of Rule 506.  Omitting the shares that will be sold to the Filing Persons, only approximately 12.71% of the shares of Black Rock’s common stock will be sold in the offering.  The securities of Black Rock Acquisition are being offered only to facilitate the going private transaction and will be outstanding only for a relatively short period of time, after which time they will be exchanged for shares of Obsidian common stock.  The purchasers are (with one possible exception) accredited investors who are long-standing stockholders of Obsidian.  For the above reasons, the Filing Persons do not believe that registration of shares of Black Rock common stock is required in connection with this offering.

5.                                      Please provide the disclosure required under Item 5 of Schedule 13E-3.  In this section describe all transactions between the Filing Persons and the company for the past two years as set forth in Item 1005(a) of Regulation M-A.  We note, for example, the loans to the company from Fair Holdings.  Also describe all meetings, negotiations and contacts among board members, management and/or third parties relating to the current transaction.  Identify the participants and initiators of each meeting or contact and the date of each meeting.  We note that the Filing Persons filed a 13D in March 2005.

Amendment No. 1 has been revised to include the disclosure required by Item 1005(a) of Regulation MA in a new section “Conflicts of Interest and Related Party Transactions – Related Party Transactions” beginning on page 44.  All meetings, negotiations and contacts among board members, management and/or third parties relating to the current transaction, including the identity of the participants and initiators of each meeting or

(8) Securities and Exchange Commission v. Ralston Purina Co., 346 U.S 119, 73 S. Ct. 981, 97 L. Ed. 1494 (1953).

(9) SEC Securities Act Release No. 285 (Jan. 24, 1935), 1 CCH Fed. Sec. L. Rep. ¶ 2740.

contact and the date of each meeting, is now set forth in Amendment No. 1 beginning on page 10 in a new section “Special Factors – Background of the Transaction.”

6.                                      Please clarify the role of the Special Committee in the transaction.  Identify the members of the Special Committee and describe its formation and function and the analyses it performed.  Disclose whether the Special Committee hired its own counsel or financial adviser, and if not, explain why.  Disclose whether the committee considered conducting an auction or market test of the value of the company’s common stock, and whether this was communicated to the board.  If not, please explain why.  Clarify whether the Special Committee made any recommendation as to the transaction with the Filing Persons.  If not, explain why.

A new section entitled “Special Factors – Background of the Transaction” has been added to Amendment No. 1 starting on page 10 which clarifies the role of the Special Committee and addresses the other issues in the Staff’s comment.

Letter to stockholders of Obsidian Enterprises, Inc.

7.                                      Please clarify here and in other applicable sections whether security holders may elect to receive a combination of securities and cash for their Obsidian shares.

Amendment No. 1 has been revised in the letter to stockholders and throughout to clarify that stockholders in the Black Rock Class may elect to receive a combination of securities and cash in exchange for their shares of Obsidian common stock.

Summary Term Sheet

8.                                      Please revise the term sheet to comply with Item 1001 of Regulation M-A.  The disclosure is repetitive of disclosure in other sections.  Consider providing this information in question and answer format.  See Release No. 33-7760, Final Rule: Regulation of Takeovers and Security Holder Communications, October 22, 1999.

In accordance with the guidance section forth in Release No. 33-7760, and specifically with the requirements set forth for a “Plan English Summary Term Sheet” described in section F, 2. (a) of the Release, a new section entitled “Questions and Answers About the Going Private Transaction” has been added to page 2 of Amendment No. 1 to address this comment.  Where applicable, the “Questions and Answers” section specifically addresses the questions which the Release suggested be addressed by “bidders,” as well as other relevant information.  Amendment No. 1 also continues to contain a “Summary” beginning on page 8 to provide a road map for the location of certain information throughout the transaction statement.  The “Summary” has been significantly limited in scope to avoid repetition of disclosure from other sections.

9.                                      Please describe the structure of the transaction in greater detail.

The new section “Questions and Answers About the Going Private Transaction” describes the transaction structure in great detail and addresses issues relating to both stockholders being asked to sell Obsidian common stock to Black Rock Acquisition and stockholders who will not be given such a choice.

In addition, in response to the Staff’s comments, the following issues were also addressed:

•                                          When do you expect to commence the solicitation?

“Questions and Answers About the Going Private Transaction,” on page 4 of Amendment No. 1, discloses that the Filing Persons will commence contact with the seven Obsidian stockholders that in the Black Rock Class as soon as the thirty-day waiting period mandated by Instruction D.4 of Schedule 13E-3 has elapsed.

•                                          Disclose the offer period.

“Questions and Answers About the Going Private Transaction,” on page 5 of Amendment No. 1, discloses that there is no firm offer period.  Specifically, members of the Black Rock Class will be asked to decide whether or not to sell shares of Obsidian common stock to Black Rock Acquisition in a timely fashion.  Although there will be no firm deadline for the expiration of Black Rock Acquisition’s offer to buy shares of Obsidian common stock, the Filing Persons hope to complete the going private transaction as quickly as possible and will seek to minimize all delays, including any significant delay in the response of any member of the Black Rock Class to an offer to purchase such members shares of Obsidian common stock..

•                                          Has the board approved the 13E-3 transaction?

“Questions and Answers About the Going Private Transaction,” on page 3 of Amendment No. 1, discloses that Obsidian’s board of directors has not made any recommendation to Obsidian stockholders or otherwise taken any position relative to the going private transaction described in this transaction statement.

•                                          Identify whether the board is making a recommendation to the unaffiliated stockholders as to whether or not to tender and, if so, describe.

As address above, the Filing Persons do not believe that this transaction involves a tender offer.  As noted in response to the immediately preceding bullet point, on page 3 “Questions and Answers About the Going Private Transaction” discloses that Obsidian’s board of directors has not made any recommendation to Obsidian stockholders or otherwise taken any position relative to the going private transaction described in this transaction statement.  More specifically, the same Q&A addresses the fact that the board of directors has not made any recommendation as to whether any member of the Black

Rock Class should sell his or her shares of Obsidian common stock to Black Rock Acquisition.

10.                               Please summarize the conflicts of interest of the Filing Persons.

“Questions and Answers About the Going Private Transaction,” on page 2 of Amendment No. 1, summarizes the conflicts of interest of the Filing Persons.  In addition, the Q&A directs readers toward a new section entitled “Conflicts of Interest and Related Party Transactions” for additional information.

11.                               You describe the positive, but not the negative, aspects of the transaction with respect to unaffiliated security holders.  Please revise to provide a more balanced summary.

Throughout “Questions and Answers About the Going Private Transaction” both the negative and positive aspects of the transaction with respect to unaffiliated stockholders are presented to give a balanced summary of the transaction.

12.                               Whenever separate groups of unaffiliated security holders are treated differently, you must disclose separate fairness determinations to address the fairness of this transaction to each group of unaffiliated security holders.  In this case, we note that some security holders may have the opportunity to sell to Black Rock voluntarily, and others will be cashed out involuntarily in a merger.  In addition, we note that certain security holders will be offered the option of receiving cash or stock, and other security holders are only offered cash in exchange for their Obsidian shares.  Revise the document to provide separate fairness opinions with respect to each of these groups of unaffiliated security holders.  In doing so, address the fairness of the transaction to each group in light of the transaction with the other group.  Where security holders may choose which form of consideration to receive, clarify whether the Filing Persons have determined that each alternative, or only one alternative, is fair.  See Q&A No. 19 in Exchange Act Release No. 17719.  Also clarify that the fairness opinion does not address the receipt of shares of Black Rock.

Amendment No. 1 has been revised in both “Questions and Answers About the Going Private Transaction,” “Special Factors – Effects of the Transaction,” “Special Factors – Fairness of the Transaction,” and “Description of the Transaction” to clarify that it is the opinion of the Filing Persons that the transaction is fair to both groups of unaffiliated stockholders who are affected by the transaction, and to disclose that this determination by the Filing Persons, in each case, was made with due consideration to the effect of the transaction on the other group of unaffiliated stockholders.  Additionally, “Special Factors – Fairness of the Transaction – Fairness to Stockholders in the Black Rock Class” has been revised in Amendment No. 1 to disclose that the Filing Persons believe that, for stockholders in the Black Rock Class, either form of consideration is fair to those stockholders and to clarify that Goelzer’s fairness opinion does not address the receipt of shares of Black Rock common stock.

Description of the Transaction

13.                               Please provide an explanation of any material differences in the rights of security holders as a result of the transaction, assuming stockholders elect to receive Black Rock Acquisition common stock.  See Item 1004 of Regulation M-A.

Amendment No. 1 has been revised to add a new section entitled “Comparison of Rights of Obsidian Stockholders and Black Rock Acquisition Shareholders” beginning on page 47 which explains the material differences in the rights of such stockholders and a cross-reference to this new section is contained in “Description of the Transaction.”

14.                               Please provide a description of the Black Rock Acquisition common stock that complies with Item 202 of Regulation S-K.

“Description of the Transaction” has been revised in Amendment No.1 to include a new section beginning on page 36 entitled “Description of Black Rock Common Stock” that complies with Item 202 of Regulation S-K.

Special Factors

15.                               Revise the special factors section to provide the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 for each filing person.  For example, you have not provided the information required by Item 1013(c) of Regulation M-A with respect to each filing person.

The Filing Persons supplementally advise the Staff that the disclosures in the Schedule 13E-3 made in response to Items 7, 8 and 9 were intended to provide such disclosure for each Filing Person.  The “Special Factors” section in Amendment No. 1 has been revised where necessary to clarify that the statements in that section are being made on behalf of all of the Filing Persons.

Alternative Transaction Structures

16.                               Please explain why the Filing Persons did not wait for the Special Committee to make a determination or recommendation with respect to the benefits or detriments to Obsidian, or the fairness to unaffiliated stockholders, of a going private transaction prior to proceeding with the transaction.  In the section entitled “Fairness of the Transaction,” explain what consideration the Filing Persons gave to the fact that they acted prior to any feedback from the Special Committee.

“Special Factors – Background of the Transaction” on page 10 and “Special Factors – Purposes of and Reasons for the Transaction” on page 16 each include disclosure regarding the reasons that the Filing Persons did not wait for the special committee to make a determination or recommendation with respect to the benefits or detriments to Obsidian, or the fairness to unaffiliated stockholders, of a going private transaction.

17.                               Please discuss the alternatives in greater detail.  For example, did you consider a reverse stock split, issuer tender offer or a sale of Obsidian’s assets?  Did you discuss alternatives with the board and special committee?  Explain why the transaction is being undertaken at this time as opposed to other times in Obsidian’s operating history.  See Item 1013(b) and (c) of Regulation M-A.

“Special Factors – Background of the Transaction” on page 10 and “Special Factors – Purposes of and Reasons for the Transaction” on page 16 each include disclosure discussing in further detail the consideration that the Filing Persons gave to alternative transaction structures.  “Special Factors – Purposes of and Reasons for the Transaction” on page 16 explains the Filing Persons’ reasons for undertaking the transaction at this time, which is primarily to avoid the costs and expenses associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Effects of the Transaction

18.                               Please describe the federal tax consequences of the transaction for each of the company, its affiliates and unaffiliated security holders as required by Item 1013(d) of Regulation M-A.

The disclosure regarding the federal income tax consequences of the transaction has been revised in Amendment No. 1.  Starting on page 15 “Special Factors - Federal Income Tax Consequences of the Transaction” has been broken into four subsections, discussing the U.S. federal income tax consequences of the transaction to Obsidian, the Filing Persons, members of the Black Rock Class, and members of the Minority Class.

The Filing Persons supplementally advise the Staff that they do not believe that the going private transaction will limit Obsidian’s use of its net operating loss carryforwards to offset future taxable income.  For that reason, references to a limitation on Obsidian’s use of net operating loss carryforwards as a result of the going private transaction have been removed from this section and throughout the transaction statement.

19.                               Please provide the information required by the instructions to Item 1013 of Regulation M-A, including quantification of the benefits and detriments and the effect in terms of both dollar amounts and percentages in the net book value and net earnings of Obsidian.

“Effects of the Transaction – Effects of the Transaction on Obsidian” has been revised on page 13 to include the information required by the instructions to Item 1013 of Regulation M-A.  Specifically, this section now discusses the initial costs savings to

Obsidian associated with not being required to adopt a Section 404 compliance program, and the attendant reduction in the net loss from operations and net loss per share.  “Effects of the Transaction – Effects of the Transaction on Obsidian” also discusses the negative financial consequences of the transaction to Obsidian, including a reduction in the book value per share as a result of a write down of the intangible asset associated with Obsidian being a public company.  Finally, the debt that Obsidian will assume when it merges with Black Rock Acquisition as a result of funding the going private transaction is also disclosed.

Fairness of the Transaction

20.                               Discuss whether the Filing Persons considered the following in determining that the transaction was fair to unaffiliated security holders:

•                                 loss of liquidity,

•                                 lack of public information about Black Rock,

•                                 federal income tax consequences,

•                                 costs of the transaction, and

•                                 the fact that the fairness opinion is based on analyses performed on the financial information of selected subsidiaries only, and not on the consolidated financial statements of the entire company.

The Filing Persons’s consideration of loss of liquidity, lack of public information, and costs in relation to the fairness of the transaction for members of the Black Rock Class is discussed in “Special Factors – Fairness of the Transaction – Fairness to Stockholders in the Black Rock Class” starting on page 17.  The Filing Persons supplementally advise the Staff that it was not believed that loss of liquidity, lack of public information or costs of the transaction were relevant considerations when determining the fairness of the transaction to the stockholders in the Minority Class and these issues are not addressed in the transaction statement.  The Filing Persons also supplementally advise the Staff that they did not consider the federal income tax consequences in relation to whether or not the transaction was fair to unaffiliated stockholders.  As is disclosed in “Federal Income Tax Consequences of the Transaction” starting on page 15, the income tax consequences to Obsidian and the unaffiliated stockholders are minimal and standard for merger transactions.

In both “Special Factors – Fairness of the Transaction – Fairness to Stockholders in the Black Rock Class” and “Special Factors – Fairness of the Transaction – Fairness to Stockholders in the Minority Class,” the Filing Persons disclose that in making their determination that that the cash consideration of $1.85 per share being offered to unaffiliated stockholders in both classes is fair from a financial point of view, the Filing Persons considered the fact that Goelzer made a valuation of Obsidian which excluded from its consideration two affiliates of Obsidian whose results are consolidated in Obsidian’s public reports.  Based upon Goelzer’s explanation for excluding these entities (as described in “Fairness Opinion of Financial Advisor – Valuation Methodology” on page 24), the Filing Persons believe that this valuation method was appropriate and does not negatively affect the Filing Persons’ determination of fairness.

21.                               Please specifically address the fairness of the transaction to security holders who wish to retain their interest in the company by exchanging their Obsidian shares for Black Rock shares.  For example, address the following:

•                                 the company would incur debt and issue equity to finance the transaction,

•                                 the company would be limited in using Obsidian’s net operating loss carryforwards, and

•                                 changes in management compensation.

The Filing Persons supplementally advise the Staff that they do not believe that Obsidian’s use of net operating loss carryforwards will be limited as a result of the going private transaction and, for that reason, this issue is not addressed.  On page 19, the Filing Persons disclose that they considered that the incurrence of debt and the sale of additional shares would have a negative impact on those stockholders in the Black Rock Class who retain their interest in Obsidian by exchanging shares of Obsidian common stock for shares of Black Rock common stock.  The Filing Persons ultimately found that this factor, alone and together with the other negative factors considered, was outweighed by the projected cost savings associated with Obsidian no longer being a public company.

The Filing Persons supplementally advise the Staff that they have no plans to make material changes to managements’ compensation and did not consider it as a factor relating to the fairness of the transaction.

22.                               Please discuss in greater detail why you believe that the Black Rock shares “are believed to be of reasonably equivalent value to shares of Obsidian common stock.”

On page 18 in “Special Factors – Fairness of the Transaction – Fairness to Stockholders in the Black Rock Class,” under the heading The Filing Persons believe that the consideration of one share of Black Rock common stock per share of Obsidian common stock if fair from a financial point of view to members of the Black Rock Class, the Filing Persons disclose the reasons for their belief that shares of Black Rock common stock are believe to be of reasonably equivalent value to shares of Obsidian common stock.  The Filing Persons believe this to be the case because the only assets of Black Rock Acquisition will be shares of Obsidian common stock and cash loaned to Black Rock Acquisition by Mr. Durham for the sole purpose of effecting these stock purchases and the merger.  In other words, a share of Black Rock common stock will represent an interest in Obsidian that is materially equivalent to owning one share of Obsidian common stock.

23.                               We note your disclosure that the short form merger does not require board approval; however, please disclose whether any other aspect of the 13E-3 transaction was approved by a majority of non-employee directors.  See Item 1014(e) of Regulation M -A.  If so, please disclose if any director dissented to or abstained from voting on the Rule 13E-3 transaction.  See Item 1014(a) of Regulation M-A.

In both the discussion of the fairness of the transaction to members of the Black Rock Class on page 19 and to the members of the Minority Class on page 21,  it is disclosed that neither the board of directors, the special committee, nor any group of non-employee directors has approved any aspect of the going private transaction.

24.                               Please address Obsidian’s liquidation value and historical market prices and identify why each of these values was considered irrelevant if dismissed in the fairness analysis.  See Q&A 20 in Release 34-17719, April 13, 1981.  We note the company’s average price per share over the last 12 month period and that Obsidian’s common stock traded as high as $10.01 during that period.  Clarify how the Filing Persons reached their substantive fairness determination in light of these higher historical market prices.

In both the discussion of the fairness of the transaction to members of the Black Rock Class on page 18 and to the members of the Minority Class on page 21, the Filing Persons describe their consideration of both liquidation value and historical market prices and why they deemed these values irrelevant.  Specifically, the Filing Persons did not consider liquidation value in their analysis of the fairness of the transaction because they desire to continue as stockholders of Obsidian, to continue to be able to participate in any future growth of Obsidian, if any, and increase their interest in the net book value and net earnings of Obsidian.  Additionally, based on the negative book value at April 30, 2005, the Filing Persons believe that the liquidation value of the Company would be significantly less than $1.85 per share.  Additionally, the Filing Persons ultimately disregarded certain high trading prices which they believed did not reflect the trend of declining stock prices over the eight months prior to the original filing of the transaction statement, which demonstrated that the stock was not widely regarded as attractive.

25.                               Please describe in greater detail how the “Filing Persons’ interests conflict with and are adverse to the interests of the unaffiliated stockholders.”

The discussion of fairness now contains cross-references to a new section in Amendment No. 1 beginning on page 44 entitled “Conflicts of Interest and Related Party Transactions”

which describes in greater detail the conflicts of interest between the Filing Persons and the unaffiliated stockholders.

26.                               In your discussion of the procedural fairness to the unaffiliated security holders, please address the Filing Persons’ considerations of the following:

•                                 the fact that the financial adviser was engaged by the Filing Persons, and not the company or the Special Committee,

•                                 the analysis and information provided by the Special Committee,

•                                 the fact that the Filing Persons determined to proceed with the transaction prior to any recommendation by the Special Committee,

•                                 the fact that approval of a majority off the unaffiliated shareholders is not required,

•                                 the fact that no independent representative for the unaffiliated shareholders was engaged, and

•                                 the fact that no auction or market test appears to have been conducted to assure security holders that they are being offered the maximum consideration that an unaffiliated party might pay for the company.

These issues are discussed, as relevant, in both the discussion of the fairness of the transaction to the Black Rock Class starting on page 19 and the Minority Class starting on page 21.

27.                               Please state whether or not a majority of directors who are not employees of Obsidian has retained an unaffiliated representative to act on behalf of unaffiliated security holders for purposes of the transaction.  See Item 1014(d) of Regulation M-A.

In both the discussion of the fairness of the transaction to members of the Black Rock Class on page 19 and to the members of the Minority Class on page 21, the Filing Persons disclose that an unaffiliated representative has not been retained to act on behalf of the unaffiliated stockholders in either the Black Rock Class or the Minority Class.

28.                               Revise to specifically address how each filing person reached his or her procedural fairness determination despite the absence of each procedural safeguard in Item 1014 of Regulation M-A.  See Q&A No. 21 in Exchange Act Release No. 17719 (April 13, 1981).

With respect to the fairness determination relating to the Black Rock Class, the Filing Persons have determined, and disclosed on page 20, that the transaction is fair to such stockholders despite the lack of procedural safeguards because the Black Rock Class is limited to a select group of seven stockholders, each of whom is sophisticated in financial matters and/or has inside knowledge of Obsidian, and each member of the Black Rock Class is able to exercise his or her own discretion in determining whether or not to sell to Black Rock Acquisition and whether to choose the cash consideration or to sell in exchange for shares of Black Rock Acquisition.

With respect to the fairness determination relating to the Minority Class, the Filing Persons have determined, and disclosed on page 21 that, after having given the absence of such procedural safeguards due consideration, the Filing Persons concluded that the absence of these procedural safeguards, alone or in the aggregate, is not significant enough to outweigh the factors that the Filing Persons have determined support their belief that the transaction is substantively and procedurally fair to the Minority Class.  This belief is based on both the availability of appraisal rights to the Minority Class and the belief of the Filing Persons that the public policies of Indiana and Delaware, which allow such a transaction to take place without the requirement of the procedural safeguards mentioned, indicate that this type of transaction can be fairly consummated without such safeguards.

Intentions of Officers and Directors of Obsidian

29.                               Please state whether or not any executive officer, director or affiliate of Obsidian (other than the Filing Persons) has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation.  See Item 1012(e) of Regulation M-A.  Note that if this statement is based on your belief, such belief must be based on your reasonable inquiry of these persons.

Based upon a reasonable inquiry of the executive officers, directors and affiliates of Obsidian, Amendment No. 1 has been revised on page 22 to disclose that none of those parties (other than the Filing Persons) has made a recommendation either in support of or opposed to the transaction.

Reports, Opinions and Appraisals (Note: This section has been renamed “Fairness Opinion of Financial Advisor.”)

30.                               Goelzer’s opinion does not specify to whom the payment of $1.85 to unaffiliated securities holders is fair.  The opinion and all related disclosure throughout the document should be revised to state, if true, that the consideration is fair to the unaffiliated stockholders.  If Goelzer means that the consideration is fair to someone other than the unaffiliated stockholders, you should make that clear and clarify what consideration each filing person gave to that fact in reaching its fairness determination.

Goelzer has issued a revised fairness opinion which specifies that the proposed cash consideration of $1.85 per share to be received by unaffiliated stockholders in connection with the going private transaction was fair from a financial point of view to the unaffiliated stockholders.  In addition, the disclosure has been revised throughout Amendment No. 1 to clarify this point.

31.                               Disclose that Goelzer has consented to use of the opinion in the document.

Amendment No. 1 has been revised to disclose that Goelzer has consented to use of the fairness opinion in the disclosure document and Goelzer’s consent has been filed as an exhibit to the Schedule 13E-3.

32.                               Please disclose the material projections provided by the CFO of Obsidian and the underlying assumptions.

Amendment No. 1 has been revised on page 27 under the heading “Income Approach” to provide the material projections that Obsidian’s chief financial officer provided to Goelzer, and the underlying assumption.  These projections included revenue projections for the next five years for each wholly-owned subsidiary of Obsidian, which Goelzer combined to derive the forecasts.  Goelzer was also provided with projections of the parent company’s expected operating expenses.  Goelzer compiled these figures to provide a consolidated projection of cash flows for Obsidian.

33.                               Please disclose the basis for Goelzer’s assumption that the financial forecasts relating to the company were reasonably prepared and reflected the best currently available information.  Did it make this assumption at the direction or upon the representation of the company or Filing Persons?

Amendment No. 1 has been revised to disclose that Goelzer was advised by the Filing Persons that the forecasts provided to Goelzer were prepared by Obsidian’s Chief Financial Officer with input from the Chief Operating Officer and from management of each wholly-owned operating subsidiary.  Goelzer was also informed that the forecasts were similar to those used for Obsidian’s internal planning purposes.  In addition to relying on these representations, Goelzer also compared each of the forecasts to the recent performance of Obsidian and the wholly-owned subsidiaries in order to assess the reasonableness of these forecasts.  Based on these factors, in Goelzer’s judgment, the forecasts were reasonable and were based on the most current information available at that time.

34.                               Please disclose and explain why Goelzer used March 31st internal numbers rather than April 30th reported financial information.  We note the report was prepared on June 30th and April 30th information was publicly available.  Disclose whether the company’s auditors reviewed the March 31st financial information.  Also disclose whether you will receive an updated opinion to take into consideration Obsidian’s financial information for the quarter ended April 30th.

Upon a review of the financial information as of and for the fiscal quarter ended April 30, 2005, Goelzer has reissued its fairness opinion to take into consideration that information.  Supplementally, the Filing Persons advise the Staff that the opinion was originally based on March 31, 2005 numbers simply to allow Goelzer and the Chief Financial Officer to prepare the projections and forecasts that were required, and particularly to consider the financial condition of Obsidian omitting the results of DW Leasing and DC Investment Leasing (explained in greater detail below).  Goelzer’s revised opinion reflects a valuation increase of $.03 per share, or $1.85, rather than the original valuation conclusion of $1.82 per share.

35.                               Please explain how you will address material changes in your assumptions or projections that take place after the date of the Goelzer opinion.

Amendment No. 1 has been revised to disclose that, to the extent there are material changes in the assumptions or projections on which Goelzer’s opinion is based, the Filing Persons would seek an update opinion letter from Goelzer.

36.                               We note that Goelzer’s report contains internal numbers, which are classified so that there are discrepancies between internal and audited numbers.  Please describe what these classifications are, whether the discrepancies are significant, and why audited numbers were not used in Goelzer’s analysis.

Amendment No 1. has been revised starting on page 24 to disclose that, as discussed in Notes 1 and 4 to the notes to condensed consolidated financial statements contained in Obsidian’s Form 10-Q for the fiscal quarter ended April 30, 2005, DW Leasing, LLC and DC Investments Leasing, LLC, entities controlled by Mr. Durham, Obsidian’s Chairman, are included in Obsidian’s consolidated financial statements pursuant to the provisions of FASB Interpretation No. 46 (FIN No. 46), Consolidation of Variable Interest Entities, An Interpretation of Accounting Research Bulletin No. 51.  Under FIN No. 46, a company’s consolidated net income (or net loss) does not reflect the net income (or net loss) attributable to these types of entities; instead, the net income (or net loss) of these entities is reflected on the consolidated statement of operations in the minority interest category.  During the six months ended April 30, 2005, both DW Leasing and DC Investments Leasing reported negative operating results.  Future operating results of the entities, positive or negative, will be charged to minority interest.  In addition, should these entities generate future income in excess of previously recognized losses, such amounts would be charged to minority interest in the consolidated statement of operations and recognized as minority interest on the consolidated balance sheet as a liability.  DW Leasing and DC Investments Leasing own 17 of the 36 coaches operated by Pyramid, a wholly-owned subsidiary of Obsidian.  Both of these entities are in the business of coach leasing and their coaches are leased exclusively through Pyramid.

Goelzer conducted its analysis not on the basis of the consolidated financial statements of Obsidian, but based on projections that omitted the assets, liabilities, equity and results of operations of DW Leasing and DC Investments Leasing from the analysis of Obsidian and included only the assets, liabilities, equity and results of operations of Obsidian’s wholly-owned subsidiaries.  Due to the fact that the income from DW Leasing and DC Investments Leasing is not  reflected in Obsidian’s net income, but is shown as minority interest, Goelzer determined that it was appropriate to exclude the financial impact of DW Leasing and DC Investments Leasing from it valuation analysis and in making its fairness determination, each of which were ultimately determined using the income approach.  Goelzer does not believe that omission of these entities had any material effect on its income approach valuation.  The exclusion of these entities also had no material effect on the market approach valuation for the same reason; that is, Obsidian does not benefit from their operations and does not record net income from the entities.  Although Obsidian does record the assets of DW Leasing and DC Investment Leasing on its balance sheet, Goelzer did not include these assets in its analysis of the asset approach, based on the fact that Obsidian would not benefit from a sale of these assets.  The inclusion of the assets of these entities would still have resulted in a negative book value.

37.                               Please describe the qualifications of Goelzer Investment Banking, the method of selection of Goelzer, any material relationship, and the consideration to be paid.  See Item 1015(b) of Regulation M-A.

Amendment No. 1 has been revised starting on page 23 to more fully described Goelzer’s qualifications, the method that the Filing Persons used to select Goelzer as the financial advisor in the transaction, that there are no material relationships between the Filing Persons and Goelzer, and to disclose that Goelzer is being paid $100,000 in connection with its valuation and fairness opinion.  Amendment No. 1 has also been revised to describe that, in 2001, Goelzer provided an opinion as to the fair market value of certain intangible assts of United Expressline, a wholly-owned subsidiary of Obsidian and was paid $5,325.00 in connection with such services.  In addition, in 2001 Goelzer also provided an estimate of the fair market value of Danzer, in order to complete an audit of Danzer and was paid $5,050.00 in connection with such services.  In both cases, Goelzer was compensated on an hourly basis based upon billing rates at the time and the fees were not contingent upon the outcome of its analysis.

Valuation Methodology

38.                               Please explain and quantify, if possible, the impact of conducting the analyses underlying the fairness opinion based on incomplete financial information.  We note that the consolidated financial statements were not used, but only information that related to identified subsidiaries.

This comment has been discussed in response to comments 34 and 36.

Asset Approach

39.                               Please provide the schedule showing the adjusted net book value, or state the adjusted net book value that asset approach indicated and revise the disclosure so that it does not refer to the calculation and balance sheets that do not appear in this section.

Amendment No. 1 has been revised on page 25 to disclose that, based on the asset appraisals provided to Goelzer relative to Obsidian’s current debt, the consolidated adjusted net book value of $(9.3) million was negative.  The disclosure has also been revised to remove the reference to the calculation and balance sheets and to provide the schedule showing the adjusted net book value.

Income Approach

40.                               Please disclose in greater detail the assumptions in factoring in capital expenditures, projected changes in working capital and adjustments for depreciation and amortization.

Amendment No. 1 has been revised on page 27 to disclose that, in order to calculate Obsidian’s value using the income based approach, Goelzer converted these income projections into cash flow projections by factoring in projected capital expenditures of $970,000 for the first forecasted year, (remaining relatively flat for the next five years and then growing 3% per year thereafter), projected declines in working capital needs in the first forecasted year of $(2.4) million, with increasing working capital needs thereafter ($871,000 in year two, $371,000 in year three, for example), and projected adjustments for depreciation and amortization of $2.9 million for the first forecasted year (declining each year until projected depreciation is expected to mirror capital expenditures by the sixth year of the forecast ).  Making these adjustments, which were provided by the Chief Financial Officer, resulted in a cash flow projection of $5.7 million in the first forecast year, which is expected to grow to $5.9 million by the fifth forecasted year.  Cash flow after the fifth year is expected to decline due to the loss of the NOL carryforward after the fifth year.  The projections provided by the Chief Financial Officer were based on a combination of historical figures and expected outlays where known.  In general, capital expenditure projections are subtracted from the net income as these are cash outflows are not reflected in the net income calculation.  Increases in working capital needs are subtracted from, and decreases in working capital are added to, the net income projections to reflect the source or use of cash, respectively.  Finally, depreciation and amortization are added to net income as these are non-cash expenses factored into net income for tax purposes.

41.                               Please disclose in greater detail the assumptions that Goelzer used in determining cost of capital rate, including Obsidian’s size and industry specific risks.

Amendment No. 1 has been revised starting on page 28 to disclose that the weighted average cost of capital, or WACC, is an expected cost of equity and cost of debt.  The weighting of these two cost of capital measures depends upon the borrowing capacity of the entity.  Obsidian’s WACC was determined to be 10.12%.

Obsidian’s cost of equity of (29)% was derived by starting with the 20-year Treasury Bond rate, which Goelzer considered to be a minimum risk-free rate of return expectation for investors in a company such as Obsidian.  Goelzer then added in a risk premium demanded by investors in large cap equity stock portfolios based on studies conducted by Ibbotson Associates reflecting historical returns for equities above the returns from 20-year Treasury Bonds.  Next, Goelzer added an additional premium demanded by investors in micro cap stock portfolios, again based upon data from Ibbotson Associates.  Finally, Goelzer added a company-specific risk premium of 10% to account for several risks an investor in Obsidian faces, not already accounted for in the micro cap risk premium:

a)                                      lack of diversification relative to owning a portfolio of publicly-traded stocks

b)                                     small size

c)                                      limited, if any, following by Wall Street analysts

d)                                     limited holdings of Obsidian common stock by institutional investors

e)                                      illiquidity of Obsidian common stock, relative to the market as a whole

f)                                        financial condition of Obsidian (as noted by the auditing firm)

g)                                     inability to make regular distributions to stockholders

h)                                     wholly-owned operating subsidiaries operate in highly fragmented industries and there are limited synergies between wholly-owned operating subsidiaries

i)                                         high level of financial risk given the current amount of debt financing

j)                                         relatively flat growth projected based on industry analysis and management expectations

k)                                      wholly-owned operating subsidiary-specific risks – such as pending lawsuits

l)                                         limited barriers to entry to prevent competitors from moving into Obsidian’s markets

Obsidian’s after-tax cost of debt of (5.4)% was derived by taking a weighted average of the expected interest rate on the Company’s existing debt (9.0)% multiplied by the expected tax rate of 40%, which the Chief Financial Officer confirmed was in line with Obsidian’s historical interest rates.  Goelzer applied a 20% weight to the cost of equity and an 80% weight to the cost of debt, given the Company’s large amount of debt financing.  Goelzer used an iterative process to derive this weight.  Although the discount rate for each subsidiary could be calculated differently, the borrowing decisions are made at the corporate parent level.  As such, the discount rate applied to the projected cash flows (weighted average cost of capital) was determined for the Company as a whole.

42.                               Please discuss Goelzer’s analysis relating to Obsidian’s net operating loss carryforwards.

The Filing Persons supplementally advise the Staff that they no longer believe that Obsidian’s use of the net operating loss carryforwards is going to be affected by the transaction.

Amendment No. 1 has been revised starting on page 27 to discuss Goelzer’s analysis relating to Obsidian’s net operating loss carryforwards. Based on historical results, the Chief Financial Officer advised Goelzer to assume a combined federal and state income tax rate of 40.0%.  The Company has approximately $23.5 million in net operating loss (“NOL”) carryforwards which could be carried forward and applied to future earnings, thereby reducing taxes in the future when the Company may be more profitable.  Goelzer felt it was necessary to include the impact of these NOL’s in its analysis in order to give credit to stockholders for the value created by these NOL’s.  Excluding the impact of the NOL’s would have significantly reduced Goelzer’s estimate of value below $1.85.  Based on the projected operating income provided by the Chief Financial Officer, Goelzer determined that the NOL’s would be used up over the next five fiscal years, with income taxes not being incurred until fiscal year 2010.  In each successive fiscal year after the fifth forecasted year, the 40.0% combined income tax rate was used.  The tax calculations were subtracted from the income-before-tax calculation in order to reach the net income for each forecasted year.

43.                               On page 13, you say that Goelzer determined Obsidian’s debt-free enterprise value to be $45.9 million.  On page 14, you say that Goelzer then subtracted the company’s interest-bearing debt from this enterprise value to determine the value of the common equity to be $5.6 million.  Please revise to clearly explain what is meant by “debt-free enterprise value” on page 13 and why it was necessary to subtract debt from a value that should already be debt-free.

The Filing Persons supplementally advise the Staff that Goelzer used the term “debt-free enterprise value” to mean an amount that is calculated to reflect the present value of the free cash flows projected by management.  “Debt-free enterprise value” is synonymous with the term “market value of invested capital” or “total invested capital” and is a measure of the value of a company, assuming the company were debt free.  If one is comparing two identical companies generating identical profits, with one company financed with debt, the two “enterprise values” would be the same, but the value of the

“equity” would be lower for that company which is financed with debt, all else being equal.  As the debt is paid off on the latter company, the two values would become equal.

The debt-free value is calculated first, in order to compare this value for a subject company to peer companies as a benchmark to test for the reasonableness of the valuation derived.  Looking at a company on a debt-free basis allows an analyst to compare companies before consideration of company-specific financing decisions.  Once the debt-free valuation is derived, the market value of existing debt is subtracted to derive the equity value in question.  Obsidian is not a debt-free company.  Therefore, its debt was subtracted from the “debt-free enterprise value” in order to derive the fair value of the equity.  In order to avoid confusion, the term “market value of invested capital” has been substituted in Amendment No. 1 for the term “debt-free enterprise value.”

Recent Trading History

44.                               Please discuss whether Goelzer analyzed the company’s average price per share over the 12 month period and that it traded as high as $10.01 during that period.

Amendment No. 1 has been revised to disclose that, in conducting its valuation, Goelzer recognized that shares of Obsidian common stock traded at $10.01 per share in June 2004.  Goelzer does not believe, however, that the prices reflected during this brief window were indicative of the true market value of shares of Obsidian’s common stock, for several reasons.   With the exception of this brief time period, historical trading volume and prices over the previous twelve month period give a clear indication of a lack of interest in Obsidian’s common stock and a general trend towards declining value.  Sellers of Obsidian’s common stock have demonstrated a willingness to sell their interests on a continuous declining value as demonstrated.  It is Goelzer’s opinion that the intrinsic value of the stock was higher than the most recent trading prices prior to the announcement of the Filing Persons’s intent to acquire Obsidian at $1.85 per share ($1.45 per share), but significantly less than the 12-month high price of $10.01 per share.  Given how thinly the stock traded, it is not unusual for one investor to have a significant impact on the share price for any point in time.  However, it is Goelzer’s opinion that the trend in the stock price and the limited interest in the stock in recent months is a more meaningful statistic.

Disclaimers

45.                               Please disclose in greater detail the assumptions regarding “overarching economic factors, industry trends, financial markets, and the financial conditions of the company” referred to on page 17 (now page 32).

Amendment No. 1 has been revised to disclose that, in developing these assumptions, Goelzer researched general economic sources of data as well as industry trade sources.  This information provided a basis for comparing Obsidian’s historical performance and testing forecast assumptions for reasonableness.  General economic statistics such as

GDP growth, housing trends, household consumption and debt, trends in interest rates, inflation, housing starts, consumer spending, unemployment, manufacturing capacity, and energy costs were all reviewed.

Based on this research, Goelzer assumed that Obsidian will move in step with the overall U.S. economy.  The Livingston Survey, produced by the Federal Reserve Bank of Philadelphia, released on December 21, 2004, placed GDP growth at an annual rate of 3.9% through the second half of 2004, continuing at an annual rate of 3.5% in the first and second halves of 2005.  The forecast for the Consumer Price Index (CPI) is 2.7% annual growth from 2003 to 2004, followed by slower growth of 2.4% in 2005 and 2006.  Regarding the long-term outlook, according to the survey, real GDP is projected to grow at 3.2% annually over the next 10 years.  Management projected a 4% annual revenue growth assumption overall during the next five years and a 3% inflation factor for the Company’s long-term growth assumptions.  It is Goelzer’s opinion that the Company’s overall revenue growth assumption of 4% per year for the next five years, and 3% longer term, is consistent with the overall domestic economic trends and relevant industry trends.

The Livingston Survey also forecasts short-term and long-term interest rates rising sharply over the next two years.  The 3-month Treasury bill interest rate stood at 2.2% at the end of 2004, and is projected at 2.8% in June 2005, 3.4% in December 2005, and 3.8% in December 2006.  The interest rate on 10-year Treasury bonds stood at 4.2% at the end of 2004, and is projected at 4.8% in June 2005, 5.2% in December 2005, and 5.5% at the end of 2006.   Goelzer combined this information, along with the Company’s current borrowing rates in deriving a 9% average cost of debt as part of the capital structure analysis discussed previously.

46.                               Please disclose in greater detail the “transaction description provided to Goelzer” referred to on page 17 (now page 24).

Amendment No. 1 has been amended to specify that Goelzer also assumed that the transaction will be consummated in all material respects as described in the Schedule 13e-3.

Conclusion

47.                               In this section, Annex A and Exhibit (c)(1), we note the limitation on reliance by shareholders in the fairness opinion provided by Goelzer.  Please delete the limitation or alternatively, disclose the basis for Goelzer’s belief that shareholders cannot rely upon the opinion to support any claims against Goelzer arising under applicable state law (e.g., the inclusion of an express disclaimer in Goelzer’s engagement letter with the Filing Persons).  Describe any applicable state law authority regarding the availability of such a potential defense.  In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Filing Persons under applicable state law.  Further disclose that the availability of such a state-law defense to Goelzer would have no effect on the rights and responsibilities of either Goelzer or the Filing Persons under the federal securities laws.

Amendment No. 1 has been revised to disclose that the basis for Goelzer’s belief that stockholders cannot rely upon its opinion to support any claims against Goelzer arising under applicable state is that Black Rock Acquisition has agreed that, in the event that any third party, including any Obsidian stockholder, relies on Goelzer’s valuation or fairness opinion as a result of Black Rock’s disclosure of the same (including disclosure in this transaction statement), Black Rock Acquisition will indemnify, save, hold harmless, and defend Goelzer against any and all claims by such third party whatsoever.  Black Rock Acquisition has also agreed that any liability of Goelzer to Black Rock Acquisition under any and all circumstances in connection with Goelzer’s services is limited to the lesser of the fees actually paid to Goelzer or $25,000.

Certain Federal Income Tax Consequences of the Merger for Stockholders

48.                               Please delete the word “certain” from the heading in this and the next section.  You should discuss all material tax consequences of the transaction.

Amendment No. 1 has been revised to remove the word “certain” from the heading in the above referenced sections.

49.                               Please express a firm conclusion for the material federal income tax consequences for exchanging Obsidian shares for Black Rock shares.

Amendment No. 1 has been revised to indicate that the information provided is a firm conclusion regarding the material federal income tax consequences for exchanging shares of Obsidian common stock for shares of Black Rock common stock.

Certain Federal Income Tax Consequences of the Merger to Obsidian

50.                               Please quantify the potential net operating loss carryforwards that Obsidian may not be able to use as a result of the merger.

The Filing Persons supplementally advise the Staff that they no longer believe that Obsidian’s use of the net operating loss carryforwards is going to be affected by the transaction.  All such references have been removed from Amendment No. 1.

51.                               Please express a firm conclusion for the material federal income tax consequences to Obsidian.  If doubt exists because of a lack of authority addressing the tax consequences or conflicting authority, describe the degree of uncertainty and provide risk factor and/or other appropriate disclosure setting forth the risks to investors in the front of the document.

Amendment No. 1 has been revised to indicate that the information provided is a firm conclusion regarding the material federal income tax consequences to Obsidian.

Appraisal Rights of Dissenting Stockholders

52.                               If the company does not go forward with a tender offer, please remove the phrase in the first sentence that begins with “who have not validly tendered .. . .”  Shareholders might confuse this with the steps necessary to perfect appraisal rights.

This phrase has been deleted from Amendment No. 1.

53.                               In the second paragraph, please clarify whether this schedule and the attached copy of Section 262 are intended to satisfy the notice requirement of Section 262.

Amendment No. 1 has been revised to indicate that the schedule and the attached copy of Section 262 are intended to satisfy the notice requirements of Section 262.

54.                               Please state whether you have made any provision in connection with the transaction to grant unaffiliated security holders access to your corporate files.  If none, so state.  See Item 1004(e) of Regulation M-A.

Amendment No. 1 has been revised to state that the Filing Persons have made no provision to grant unaffiliated stockholders special access to the corporate files of Obsidian.

Summary Financial Information

55.                               Please include pro forma data disclosing the effect of the transaction.  It appears to be material since the company will be incurring additional debt and issuing additional equity, assuming that security holders may elect to receive Black Rock shares.  See Item 1010 of Regulation M-A.

Amendment No. 1 has been revised to provide pro forma data starting on page 41 disclosing the effects of the transaction.

Our Plans and Proposals for the Company

56.                               Please clarify whether your plans also apply to Obsidian’s subsidiaries.

Amendment No. 1 has been revised on page 47 to clarify that the plans of the Filing Persons apply to Obsidian’s subsidiaries.

Prior Purchases of Obsidian Common Stock

57.                               Please disclose the range of prices paid and the average purchase price from each quarter during that period.  See Item 1002(f) of Regulation M-A.  Address how these purchases support each filing person’s substantive fairness determination as required by Instruction 2(vi) of Item 1014 of Regulation M-A.

Amendment No. 1 has been revised on page 44 to disclose the range of prices paid and the average purchase price for each quarter during that period in accordance with Item 1002(f) of Regulation M-A.  Amendment No. 1 has also been revised on pages 18 and 20 in “Fairness of the Transaction” to disclose the consideration that the Filing Persons gave to the historical prices paid for shares of Obsidian over the course of the past two years.

Fees and Expenses; Financing of the Transaction

58.                               Please state the any material conditions to the financing.  Also disclose any alternative financing arrangements.  If none, so state.  See Item 1007(b) of Regulation M-A.

Amendment No. 1 has been revised on page 51 to disclose that there are no material conditions to the financing other than that it is to be used for purposes of the going private transaction.

59.                               Please disclose whether Obsidian has or will pay any of the expenses incurred in connection with the transaction.

Amendment No. 1 has been revised  on page 51 and throughout to clarify that Black Rock Acquisition will bear all of the expenses incurred in connection with the transaction; provided, that, following and as a result of the merger of Obsidian and Black Rock Acquisition, Obsidian will assume the debt incurred by Black Rock Acquisition in order to finance these expenses.

60.                               Please describe any plans or arrangements to finance or repay the loan, or, if no plans or arrangements have been made, so state.  See Item 1007(d)(2) of Regulation M-A.

Amendment No. 1 has been revised on page 51 to state that no specific plans or arrangements have been made to finance or repay the loan.

Use of Employees and Corporate Assets

61.                               Please describe how you intend to solicit security holders to sell their shares and provide the information required by Item 1009(a) of Regulation M-A.

Amendment No. 1 has been revised on page 52 to indicate that Mr. Durham will be personally contacting all seven of the stockholders who will be asked to sell their shares of Obsidian common stock to Black Rock Acquisition.  He will not be compensated for this action.

Signatures

62.                               Please provide the signature of Durham Whitesell & Associates, LLC.

A signature for Durham Whitesell & Associates, LLC has been provided.

Exhibits

63.                               Please file all materials required by Item 1016(g) to Regulation M-A.

The Filing Persons supplementally advise the Staff that there are no written instructions, forms or other materials being furnished to persons making an oral solicitation or recommendation by or on behalf of the Filing Persons for their use directly or indirectly in the connection with the transaction, so none have been filed.

Very truly yours,

ICE MILLER

/s/ Stephen J. Hackman
Stephen J. Hackman

cc:                                 Timothy S. Durham